EXHIBIT 1 TO
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

PROFESSIONAL LEASE MANAGEMENT INCOME FUND I, L.L.C.
A DELAWARE LIMITED LIABILITY COMPANY

May 24, 2006
Dear Class A Unit holder:

As you are aware, a bidder has made an offer to purchase Class A Units (the “Class A Units”) in Professional Lease Management Income Fund I, L.L.C., a Delaware limited liability company (the “Fund”).

East River Capital II, LLC, a Delaware limited liability company, has made an offer (the “Offer”) to purchase up to 2,435,943 units of Class A Units in the Fund for a cash purchase price of $2.25 per Class A Unit, without interest, upon the terms and conditions set forth in the "Offer to Purchase for Cash 2,435,943 Units of Class A Units of Professional Lease Management Income Fund I, L.L.C., at $2.25 Per Unit," dated May 10, 2006.

The manager of the Fund, PLM Financial Services, Inc. (the “Manager”) is expressing no opinion and is remaining neutral with respect to the Offer. The Manager has not made a determination as to whether or not the Offer is fair and in the best interests of the Fund’s Class A Unit holders and is not making a recommendation regarding whether the Fund’s Class A Unit holders should accept the Offer and tender their Class A Units.

The Manager believes that a Class A Unit holder’s decision as to whether or not to tender the Class A Units pursuant to the Offer is a personal decision. As a result, each Class A Unit holder must make his, her or its own decision regarding the Offer. In the absence of any established market for the Class A Units, some holders may wish to compare the prospect and timing of receiving future distributions with the immediate liquidity offered by the Offer. The Manager strongly urges each Class A Unit holder to carefully consider all aspects of the Offer in light of its own circumstances, including (i) its investment objectives; (ii) its financial circumstances, including its tolerance for risk and need for liquidity; (iii) other financial opportunities available to it; (iv) its own tax position and tax consequences; and (v) other factors it determines are relevant to its decision. Class A Unit holders should carefully review all of the Offer documents, as well as the Fund’s publicly available annual, quarterly and other reports and this statement, and consult with their own financial, tax and other advisors in evaluating the offer before deciding whether to tender their Class A Units.

The Manager notes that the Fund and the Manager have not determined whether or not the tendering of Class A Units pursuant to the Offer would result in the Fund being considered a publicly-traded partnership and thus taxed as a corporation under the Internal Revenue Code.  In the event that the Manager and the Fund determine that this tender does create a public market for the Class A Units, the Fund will limit transfers of Class A Units for the year to 2% of total Class A Units outstanding to allow the Fund to qualify for a safe harbor promulgated by the Internal Revenue Service.

A copy of the Fund’s Statement on Schedule 14D-9 has been filed with the Securities and Exchange Commission and sets forth the Fund’s response to the Offer. Class A Unit holders are advised to carefully read the Schedule 14D-9.

In addition, you should be aware of the following agreements, arrangements or understandings and potential conflicts of interest between the Fund or its affiliates and (1) the Fund, its executive officers, directors or affiliates or (2) the Offeror, its executive officers, directors or affiliates.

James A. Coyne is the manager of the Offeror and East River Capital LLC, a Delaware limited liability company, is the sole member of the Offeror. East River LLC, a Delaware limited liability company managed by Mr. Coyne, is the manager of East River Capital LLC. Mr. Coyne has served as president and chief executive officer of PLM International Inc. (“PII”) since August 2002, and has been a member of its board of directors since February 2001. From November 1994 until December 2005, Mr. Coyne served as the senior vice president of Equis Corporation. Since 1997, Mr. Coyne has served as president and a member of the board of directors of Semele Group, Inc.

Mr. Coyne was the president and chief executive officer of PLM Financial Services, Inc., the Manager of the Fund (“Manager”) until the Manager’s parent company, PII sold the Manager to AMA CP Fund I Inc. (“AMA”) on November 18, 2005. Mr. Coyne continues to act as the president of PII, which performs administrative services for the Fund as part of a transition services agreement entered into at the time of the sale. The general services provided consist of: coordination of tax preparation and reporting; data processing; accounting services; records retention; coordination of audit; treasury and cash management services; and coordination of insurance renewals. Mr. Coyne also occasionally advises the Fund on aircraft matters. In the course of PII performing its duties under the transition services agreement, Mr. Coyne has frequent contact with representatives of the Manager, most notably, Richard K Brock, the chief financial officer of the Manager and PII. These discussions relate primarily to general administrative issues, but do not include discussions related to the marketing or sale of the Fund’s transportation assets. During a general telephone call to discuss transition services on April 3, 2006 with Paul Leand, the chief executive officer of the Manager, Mr. Coyne informed Mr. Leand that he was preliminarily considering making a tender offer for the Fund’s Class A Units. In a subsequent call on April 7, 2006, Mr. Coyne told Mr. Leand that the possibility of a tender offer was more than a preliminary concept, and that any communications between the two should take this into consideration. Mr. Coyne also discussed the possibility of a tender offer with Mr. Brock and asked him to consider this information in their future communications. Neither Mr. Brock nor Mr. Leand was made aware of the specific terms of the Offer. Mr. Leand, Mr. Brock, the Manager and their affiliates have no interest in, and are not otherwise affiliated with, the Purchaser.

In addition, information regarding any further agreements, arrangements and understandings and any actual or potential conflicts of interest between the Fund or its affiliates and any of their respective executive officers, directors or affiliates is included in sections of the Fund’s Annual Report on Form 10-KSB, filed with the SEC on March 30, 2006 (the “Annual Report”) and the Fund’s Quarterly Report on Form 10-QSB, filed with the SEC on May 15, 2006 (the “Quarterly Report”). In the Annual Report, the information is contained in the following footnotes to the financial statements: Note 2. Transactions with Manager and Affiliates - Discontinued Operations; Note 3. Transactions with Management and Affiliates; and Note 5. Equity Investment in Affiliated Entities; and in the Quarterly Report, information is contained in the following footnotes to the financial statements: Note 4. Transactions with Manager and Affiliates - Discontinued Operations; Note 5. Transactions with Management and Affiliates; and Note 8. Equity Investment in Affiliated Entities.

  Should you have any questions concerning the Offer, please call our investor services department at 800-626-7549 between 8 a.m. and 5 p.m. Central Standard Time].

Sincerely,
                     PROFESSIONAL LEASE MANAGEMENT INCOME FUND I, L.L.C.

By:	PLM Financial Services, Inc.
Manager

By:	/s/ Richard K Brock
Richard K Brock
Chief Financial Officer